February 13, 2006
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	Russell Mancuso, Esq. Division of Corporation Finance

Re:	JMAR Technologies, Inc.
Registration Statement on Form S-3
File No. 333-131354
Ladies and Gentlemen:
     Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of JMAR Technologies, Inc., respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 4:00 p.m. on February 14, 2006 or as soon as practicable thereafter, but in no event later than 5:30 p.m. Washington, D.C. time on February 14, 2006.
     The undersigned company acknowledges the following:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you for your assistance and cooperation in this matter.

JMAR TECHNOLOGIES, INC.
By:	/s/ DENNIS E. VALENTINE

Dennis E. Valentine
Chief Financial Officer